Exhibit 99.4 IDEX Biometrics 3Q 2022 Presentation th 10 November 2022

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as expects , believes , estimates or similar expressions denoting uncertainty. Important factors that could cause actual results to dif fer materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any re presentation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of t he information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation. C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 2

IDEX solution strategy Payment and digital authentication Turnkey products to accelerate time-to-market Card operating system Proprietary platform to enable IDEX products and solutions Biometric components and software Industry pioneer in biometric authentication solutions Targeting the massive addressable market for biometric smart cards of >3B units per annum C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 03

IDEX company roadmap

IDEX



End To End implementation partner
IDEX Turnkey solution with Card Operating System
Biometric integration with Secure Element partners
Sensor solution TrustedBio
2023+
2022
-2021
Technology Optimization
Solution enablement
Commercial scale

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Stakeholder benefits of biometrics Cardholder Issuing Bank Merchant Acquiring Bank Convenience Fraud reduction Seamless acceptance Improved check-out Enhanced Authentication Peace of mind Customer satisfaction for higher purchase amounts Improved security Top-of-wallet Less friction and declines options for merchants Safeguarded privacy New customer acquisition Decreased chargebacks Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 05

Global consumer research confirms demand for biometric payment cards Germany KSA Singapore Brazil 80% 87% 82% 88% Canada Norway India Australia 80%+ 81% 84% 92% 73% of consumers across 14 markets find biometric USA South Africa Sweden cards convenient and secure 69% 86% 75% UK Turkey 70% 85% Mastercard Research: consumers prefer biometric payment over PIN for security and convenience Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 06 Sources: IDEX Research, IDEMIA/Dentsu Lab and Zwipe 2021-2022, Mastercard New Payment Index, 2022

Biometric smart cards
Market Update



Addressable market

- > 3 BN cards per year
  - >2.4 billion payment cards - CAGR ~5%
  - > 1 billion access and ID cards - CAGR ~10-20%
- 40M payment locations fully enabled for biometrics globally



Market momentum

- Consumers confirms the demand for Biometric Payment Cards
- Increasing numbers of launches
- Manufacturers are investing
- Safeguarded supply chain



Current headwinds

- Chip component shortage for dual interface cards
- China lockdown – lead times
- Geopolitical instability and recession looming


VISA
Corporate
manager.one

Source: Thales/Eurosmart + Market Watch (2022)

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IDEX solutions enable accelerated market adoption IDEX positioned for market inflection towards biometric payment cards Commercial scale Early commercialization Solution 2023+ Optimization Proof of technology 2022 -2021 Disruption Accessibility Efficiency Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 8

Disruptive products and solutions A complete platform for biometric authentication solutions

IDEX product and solutions Hardware Software Services Largest sensor in the Anti-spoof and matching IDEX Customer Lab, industry to enable high algorithm outperforming Ready-to-launch performance with the payment scheme solutions and API library lowest power standards C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 10

Evolving IDEX Solution Offering Strategic objectives Industry enablement services Biometric platform Leverage core investments with card operating system Biometric Ensure consistent and secure Software user experience Biometric Sensor Complete solutions for payments and digital authentication Efficient industry enablement for manufacturers Accelerated market activation  C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 11

IDEX Technology advantage >200 patents protecting our core technology Largest Sensor Image size and industry leading technology drive best user experience Only Secure Element and Sensor, no additional component required for efficient Fully Integrated Biometric System manufacturability The IDEX breadth of solutions brings us independence and flexibility Sensor Technology Flexibility Unique architecture enables IDEX to select the most relevant silicon technology Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 12

IDEX technology platform enables multiple use-cases Our biometric technology drives new applications Payment (card present and card not present) Digital authentication Digital wallets Digital access (Physical/Logical) Crypto / CentralBank Digital Currency Protecting multiple value streams with one card C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 13

Digital authentication represents a $53 billion market IDEX Response Problem today $172B is spent on Enterprise Cyber Security Unique biometric card solutions for digital authentication in 2022 and step-up security Cost from ransomware attacks expected to grow Partnering with the world's most innovative leaders in design >13x in the next 10 years, from $20B in 2021 and manufacturing of biometric authentication solutions Cyber threats critical concern of enterprises 19% of cyber attacks due to credential thefts >59% of organizations have not implemented a ZERO trust strategy Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 14 Sources: Juniper Research 2022; Forbes 2022; Allianz Risk Barometer 2022; IBM/Ponemon Institute 2022

IDEX goes to market with innovation leaders Digital Wallets Digital Access (Hardware/Token)  (Including Multi Factor Authentication) Digital access Digital wallets High value subscription Crypto currency Secure access and authentication Digital currency (CBDC) Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 15

Commercial acceleration

Biometric smart card market is building up across regions Europe Asia-Pacific 23% of the global card payments value 43% of the card payments worldwide, with strong > 6 bank launches live and foreseen in 2022 mobile payments growth Rollouts driven by Tier1 and challenger banks Strong interest from India, Japan, Korea, Malaysia, 90%+ of eligible payments are contactless Vietnam – Manufactures Leading manufacturers now in production Government ID requirements MENA Latin & South America Strong growth in payment cards, BR CAGR: +36% Strong growth in payment cards, CAGR: +16% Brazil & Mexico planned launches of payment cards > 10 launches live and foreseen in 2022 Launches coming with traditional banks Drivers: fraud and convenience Fraud and Regulatory policies drive use cases Segments: affluent and financial inclusion Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 17 Source: Nilson Report, 2022; 2026 FC ; CAGR % 2021-2026FC

Banks are launching, Europe and Middle East as front runners IDEX accelerates launches during H2 according to plan H1 2022 in Market H2 2022 in Plan Bank in UAE (IDEX) Rocker, Sweden (IDEX) Bank in UK (IDEX) Manager.one, France (IDEX) H2 2022 Bank in Jordan (IDEX) BNP Paribas, France (FPC) H1 2022 7 launches 7 launched Bank in India (IDEX) Credit Agricole, France (FPC) for IDEX globally Bank in Thailand (IDEX) Pocztowy Bank, Poland (FPC) planned Bank in Germany (IDEX) BMCI BNPP, Morocco (FPC) Bank in France (IDEX) JKB, Jordan (FPC) Banks in US, Morocco and Jordan (FPC) Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 18

Specific bank customer segments are driving early adoption Affluent Tech savvy Corporate Special needs Frequent and high Young pros seeking Clients in need of stronger People who struggle to networth customers, differentiation and security to conduct high maintain multiple travelling and interested in preferring challenger banks value corporate passcodes & PINs or unable biometric metal cards transactions to use them Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 19 Sources: IDEX Research, IDEMIA/Dentsu Lab and Zwipe 2021-2022, Mastercard New Payment Index, 2022

Third quarter highlights

IDEX

Payments

- **Major bank in UAE** launched full-scale biometric payment card program with IDEMIA on IDEX Biometrics sensor solution
- **Turkish issuer** to launch a biometric payment card with IDEX in Q1 2023
- **UK issuer** to launch a biometric payment card program with IDEX by Q1 2023
- **Tier 1 Secure Element** provider partnering with IDEX Biometrics, expanding ecosystem reach

Digital Authentication

- **US based Sentry** integrating IDEX TrustedBio sensor into their biometric identity platform, SentryCard
- **Reltime** and IDEX forming a strategic partnership for a Web3 biometric payment card combined with global identification
- **eSignus** developing a card for digital authentication and crypto wallet assets based on the IDEX Biometrics technology
- **TrustSEC** bringing to market a biometric smart card solutions for digital access control and crypto wallets

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Q3 Financial Summary Operating business model

Q3 2022 Financial Summary Revenues impacted by supply chain SUMMARY PROFIT & LOSS ($ Q3 2022 Q2 2022 Q1 2022 Q4 2021 Q3 2021 000) • Production delays due to Covid related lockdowns in Q2 Product 844 1 005 989 787 731 • Supply chain ramping back to normal Services 84 103 - - 1 Total Revenue $928 $ 1 108 $ 989 $ 787 $ 732 Margins recovering • Recovering slowly due to product mix and price increases Cost of Materials 819 1 034 676 430 300 • Supply chain pricing stabilized Compensation and benefits 5 081 4 776 4 978 6 280 5 044 Research and development 1 033 958 1,029 532 659 Expenses decreased Other operating expenses 1 783 2 161 1 938 2 142 1 729 • Initial impact of expense reductions Depreciation and amortization 333 334 369 428 460 • Further expense reductions have been implemented Total operating expenses 9 049 9 263 8 990 9 812 8 192 Loss from operations $(8 121) $ (8 155) $ (8 001) $ (9 025) $ (7 460) Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved. | 22

Strong operating leverage in long-term model Potential for extraordinary revenue growth Expanding opportunity pipeline Rapidly increasing backlog and pending design wins Solution sales driving higher margins Target operating model at scale: Scalable fabless semiconductor model Long-term goal of 50%+ gross margins • Consistent with fabless model • Reflects differentiation and solution cost leadership Long-term goal of 30% operating margins Scalable for sustained cash flow • Concentrated customer base limits channel expenses • Low CapEx and leveraged OpEx C Co op py yr riig gh ht t © © 2 20 02 22 2 IID DE EX X B Biio ome met tr riic cs s A AS SA A.. A Al ll l R Riig gh ht ts s R Re es se er rv ve ed d.. | | 23

Summary:

Enabling the next generation of payments and authentication

01

Multi-billion market opportunity

02

Industry leading customer experience

03

Disruptive biometric solution

04

Capturing a market inflection point

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IDEX Biometrics Thank you IDEX, TrustedBio, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders. Copyright © 2022 IDEX Biometrics ASA. All Rights Reserved.